December 6, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Katelyn Donovan

Re:     United Financial Bancorp, Inc.
Registration Statement on Form S-3
Filed with the SEC on November 4, 2016
Response Date: December 6, 2016
CIK No. 0001501364

Ladies and Gentlemen:

Submitted herewith for filing on behalf of United Financial Bancorp, Inc. (the “Company”), is Pre-effective Amendment No. 1 to the S-3 (the “Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2016 (the “Registration Statement”).

This Amendment is being filed after responding to the following comments contained in the letter dated November 17, 2016 from Katelyn Donovan to William H.W. Crawford, IV, President and Chief Executive Officer of the Company.

Exhibits 25.1 and 25.2 - Statement of Eligibility of Trustee

1.
We note your footnote “*” disclosure indicating that you intend to file Form T-1 by amendment to the registration statement or by a periodic report prior to the issuance of the applicable securities. Please note that companies relying on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type “305B2” and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For guidance, please refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance & Disclosure Interpretations available on the Commission’s website at www.sec.gov. Please revise the footnote disclosure accordingly.

The footnote has been changed accordingly.

Exhibit 5 - Opinion of Hinckley, Allen & Snyder LLP

2.
We note your statement on page 15 of your registration statement that the senior indenture and the debt securities will be governed by the laws of the State of New York. We also note that counsel has limited its opinion to the laws of the State of Connecticut and the federal laws of the United States of America. Please have counsel revise its opinion to opine on the laws of the State of New York with respect to the debt securities. For guidance, please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Counsel’s opinion has been so revised.

3.
Please have counsel revise its opinion in paragraph 4 to state that the depositary shares will entitle their holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Counsel’s opinion has been so revised.

Please contact the undersigned or the Company’s counsel, William W. Bouton, III, (860) 331-2626, with any questions or comments you may have regarding this filing.

Very truly yours,

UNITED FINANCIAL BANCORP, INC.
By:	/s/ Eric R. Newell
Name:	Eric R. Newell
Title:	Executive Vice President, Chief Financial Officer
and Treasurer